April 8, 2025

Harry Kirsch
Chief Financial Officer
Novartis AG
Postfach CH-4002 Basel
Switzerland

       Re: Novartis AG
           For 20-F for Fiscal Year Ended December 31, 2024
           Filed January 31, 2025
           File No. 001-15024
Dear Harry Kirsch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences